SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 08, 2007

TAM Increases International Market Share to 69.8% in September

Company also reports growth in load factor for national and international flights, surpassing industry average

São Paulo, October 08, 2007 – TAM (BOVESPA: TAMM4, NYSE:TAM) announces operating data for September 2007, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

According to ANAC, TAM registered 0.3% growth in domestic RPK (demand) compared to the same period last year, and 11.0% increase in domestic ASK (supply). In June, market demand increased 6.7% and market supply increased 20.2% . TAM registered a domestic market share (RPK) of 48.1%, a 3.0 p.p. decrease compared to the same period in 2006. TAM´s domestic load factor was 66.1%, 1.9 p.p. higher than the market average 64.2% .

In the international market, TAM registered 62.7% growth in RPK and 76.2% in ASK, compared to September 2006. The company attained market share of 69.8%, representing 9.8 p.p. growth year on year. TAM attained 71.0% load factor, 5.4 p.p. higher than the market average of 65.6% .

The domestic scheduled yield for September 2007 presented a slightly recovery compared to previous month.

Please find below our operating data for September:

Operating data	Sept 2007	Sept 2006	Var. %

Domestic Market
ASK (millions) – Supply	2,521	2,272	11.0%
RPK (millions) – Demand	1,665	1,660	0.3%
Load Factor	66.1%	73.1%	(7.0) p.p.
Market share	48.1%	51.2%	(3.0) p.p.

International Market
ASK (millions) – Supply	1,294	735	76.2%
RPK (millions) – Demand	919	565	62.7%
Load Factor	71.0%	76.8%	(5.9) p.p.
Market share	69.8%	60.0%	9.8 p.p.

Operating data	3Q07	3Q06	Var. %

Domestic Market
ASK (millions) – Supply	7,696	6,799	13.2%
RPK (millions) – Demand	5,190	5,163	0.5%
Load Factor	67.4%	75.9%	(8.5) p.p.
Market share	49.3%	51.0%	(1.7) p.p.

International Market
ASK (millions) – Supply	4,132	2,330	77.3%
RPK (millions) – Demand	2,932	1,864	57.3%
Load Factor	71.0%	80.0%	(9.0) p.p.
Market share	66.2%	55.1%	11.1 p.p.

Operating data	Jan-Sep 2007	Jan-Sep 2006	Var. %

Domestic Market
ASK (millions) – Supply	22,712	18,704	21.4%
RPK (millions) – Demand	15,955	13,850	15.2%
Load Factor	70.2%	74.0%	(3.8) p.p.
Market share	49.1%	46.9%	2.2 p.p.

International Market
ASK (millions) – Supply	11,485	6,087	88.7%
RPK (millions) – Demand	8,120	4,757	70.7%
Load Factor	70.7%	78.1%	(7.4) p.p.
Market share	66.0%	32.4%	33.6 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 48.1% domestic market share and 69.8% international market share at the end of September 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

Forward-looking statement:
This notice may contain forward-looking statement. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.